Exhibit 99.1

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Confirms Dividend of Acasti Rights

Laval, Québec, CANADA – July 6, 2011 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT – TSX-V.NTB) announces that, following the announcement by Acasti Pharma Inc. (“Acasti”) (TSX-V.APO), a subsidiary of Neptune, of a rights offering to its shareholders of record date July 5, 2011 (the “Record Date”) and Neptune’s announcement that the rights it would receive from Acasti would be transferred to its own shareholders at the Record Date in payment of a dividend on its common shares, Neptune announces that is has received on the date hereof a total of 38,617,733 rights pursuant to Acasti’s rights offering (the “Acasti Rights”).

Accordingly, Neptune confirms that the value of the dividend declared on its common shares is of $0.030421697 CDN per common share and that this dividend is paid by the transfer to Neptune’s shareholder at the Record Date of 0.787 of an Acasti Right per common share of Neptune. For more information concerning Acasti’s rights offering and Neptune’s dividend, see Acasti and Neptune’s joint press release of June 16, 2011 and the rights offering circular filed by Acasti on SEDAR at www.sedar.com.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Acasti Contact:	Neptune Contact:
Xavier Harland	André Godin,
Chief Financial Officer	Chief Financial Officer
+1.450.687.2262	+1.450.687.2262
x.harland@acastipharma.com	a.godin@neptunebiotech.com
www.acastipharma.com	www.neptunebiotech.com

Howard Group Contact:	CEOcast Contact:
Bob Beaty	Dan Schustack
+1.888.221.0915	+1.212.732.4300
bob@howardgroupinc.com	dschustack@ceocast.com
www.howardgroupinc.com	www.ceocast.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.